March 5, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Double Crown Resources, Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended
December 31, 2011
Filed November 14, 2012
Correspondence submitted January 23, 2013
File No. 000-53389

To Whom It May Concern:

On behalf of Double Crown Resources, Inc,., a Nevada corporation (the “Company”), we submit the following response regarding our telephone conference on February 20, 2013 and numerical comment no. 1 contained in the Securities and Exchange Commission letter dated February 22, 2013 (the “SEC Letter”) regarding the Annual Report on Form 10-K for fiscal year ended December 31, 2011 (the “2011 Annual Report”). In accordance with the telephone conference, it is management's understanding that no further amendments are required to its prior filings. Therefore, the response below will be the response disclosed in the filing of the Company's upcoming annual report on Form 10-K for fiscal year ended December 31, 2012 ("2012 Annual Report"). The response may contain further factual information as to current status of litigation, which will be provided by our litigation counsel.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplemental Data, page 32

Note 9 - Disputed Liabilities, page F-15

1.
In accordance with the staff's comments, please be advised that the following paragraph will be disclosed in the 2012 Annual Report:

On November 23, 2011, a complaint was filed in the Supreme Court of British Columbia, File No. S-115321, by Falco Investments, Inc. ("Falco") naming us as a defendant (the "Complaint"). In the Complaint, Falco alleges that we owe $690,587.77 as compensation for corporate work performed by Falco through June 30, 2011.

Securities and Exchange Commission
Page Two

March 5, 2013

We have responded in our answer and stated that we do not owe the $690,587.77 for such services allegedly performed by Falco since there was no written contract between us and Falco. We have counterclaimed and named the former president/chief executive officer, Dr. Stewart Jackson and Donald Rutledge and Leslie Rutledge as defendants. Although the results of litigation and claims cannot be determined, based on the information currently available, we believe that the final outcome of this matter will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

On behalf of the Company, we submit the following acknowledgements:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Double Crown Resources Inc.

By: /s/ Jerry Drew
Jerry Drew, President/CEO

DOUBLE CROWN RESOURCES, INC. (OTCBB:  DDCC)

2312 N. Green Valley Parkway, Suite 1026	Telephone: (707) 961-6016
Henderson, Nevada 89014	Facsimile Transmission: (707) 961-2066
Email: Info@doublecrownresources.com	Website: www.doublecrownresources.com